FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2011

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒            Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NATIONAL BANK OF GREECE

ANNUAL GENERAL MEETING

23 JUNE 2011

Draft Resolutions/Board Remarks

on the Items on the Agenda of the AGM

1.              Submission for approval of the Board of Directors’ and the Auditors’ Reports on the Annual Financial Statements for the financial year 2010 (1.1.2010 — 31.12.2010).

Quorum:	1/5 of total ordinary voting shares
Majority:	50% + 1 of the votes represented (in person or by proxy)

The Board shall propose that the AGM approve the Annual Report of the Board on the Stand-Alone and Consolidated Financial Statements of NBG for the financial year 2010, and the Report of the Independent Certified Auditor-Accountant, both of which were approved by the Board at its meeting of 23 March 2011

These reports can be viewed by shareholders on the Bank’s website at:

www.nbg.gr/Investor Relations/Financial Statements/Bank/2010/NBG & Group 31.12.2010

2.              Submission for approval of the Annual Financial Statements of the Bank for the financial year 2010 (1.1.2010 — 31.12.2010). Appropriation of profit.

Quorum:	1/5 of total ordinary voting shares
Majority:	50% + 1 of the votes represented (in person or by proxy)

The Board shall propose that the AGM approve the Bank’s and the Group’s Annual Financial Statements for the financial year 2010. The Financial Statements are comprised of the Statement of Financial Position, the Income Statement, the Statement of Comprehensive Income, the Statement of Changes in Equity of the Group and the Bank, the Cash Flow Statement, and the Notes to the Financial Statements. The Financial

                            National Bank of Greece S.A.

Statements were approved by the Board on 23 March 2011 and can be viewed on the Bank’s website at:

www.nbg.gr/Investor Relations/Financial Statements/2010/NBG & Group 31.12.2010

www.nbg.gr/Investor Relations/ Financial Statements /Summary Financial Data and information for the period 01.01-31.12.2010

The Bank’s website also includes a Press Release and a Presentation accompanying the announcement of the 12-month results for 2010.

In brief, the Group’s results for 2010 are as follows:

•             Net profit for the year, before extraordinary tax charge: €485 million (-50% yoy).

•             Core income: €2.1 billion (-18% yoy).

•             Lending in the domestic market +1% yoy, with net lending in Greece up by +€0.4 billion.

•             €1.4 billion in new housing loan disbursements in Greece, 25.3% share of the total mortgage market.

•             Business loans up by 5% yoy.

•             Group loan-to-deposit ratio stands at 103%; Greece 94%.

•             Finansbank: net profit 2010 totalled €462 million, lending and deposits up 26% yoy.

•             SE Europe: Profit before provisions 2010 at €275 million (unchanged on 2009).

•             Strong capital adequacy ratio (Tier I) at 13.1%.

The Management has set the following targets for the year ahead:

“Overall, 2010 was clearly a difficult year, yet the group remained profitable, with higher provisions and trading losses in domestic operations accounting for all the decline. The resilience of our profits underlines the importance of the diversification of our operations. 2010 is noteworthy for the proactive initiatives taken by the Group in meeting the challenges (share capital increase by €1.8 billion), reflecting our systemically important role in the banking sector.

“In view of the persistent challenges facing the Greek economy in 2011, NBG will continue to focus on capital and balance sheet management and operational efficiency. The public offering for Finansbank will be completed as soon as market conditions permit, raising our strong capital ratios even further. We will continue cost-cutting initiatives in the domestic market and endeavour to keep our pre-provision margin in Greece healthy, so as to comfortably absorb the peak in provisions. Another important objective for 2011 is to continue to reduce our exposure to the ECB.  Finally, with asset quality trends in Greece expected to be more or less the same as in 2010, our third priority is to intensify our delinquency management efforts, on collections and restructurings for viable customers, building on the successes in 2010.”

Appropriation of profits

Pursuant to the applicable legislation (Law 3723/2008 “On the enhancement of the economy’s liquidity in response to the impact of the international financial crisis”, Law 3756/2009, Law 3844/2010, Law 3965/2011, and the provisions of the Companies Act 2190/1920, in respect of the permitted level and mode of profit distribution), and, in particular, pursuant to the legal prohibitions applying to credit institutions that have made use of the liquidity enhancement measures under Law 3723/2008, and in line with the provisions of the Bank’s Articles of Association, and the obligations and estimates of the Bank, the Board proposes that no dividends shall be paid to holders of ordinary shares, of preference shares under Law 3723/2008 held by the Hellenic Republic, and to holders of redeemable non-voting and non-cumulative preference shares (as per article 4, par. 2.xlvii of the Articles of Association, on Non-voting preference shares), in implementation of the provisions of article 44a in combination with articles 42c and 43 of the Companies Act.

3.              Discharge of the members of the Board of Directors and the Auditors of the Bank from any liability for indemnity regarding the Annual Financial Statements and management for the year 2010 (01.01 — 31.12.2010)

Quorum:	1/5 of total ordinary voting shares
Majority:	50% + 1 of the votes represented (in person or by proxy)

It is proposed that the members of the Board of Directors and Auditors of NBG be discharged from any liability for indemnity regarding the Annual Financial Statements and management for the year 2010. More specifically:

The members of the Bank’s Board: Mr Vassilios Rapanos, Mr Apostolos Tamvakakis, Mr Alexandros Tourkolias, Mr Anthimos Thomopoulos, Mr Leonidas Theoklitos, Mr Avraam Triantafyllidis, Mr Georgios Zanias, Mr Vassilios Konstantakopoulos, Ms Alexandra Papalexopoulou-Benopoulou, Mr Petros Sabatacakis, Ms Maria Sklavenitou, Ms Maria Frangista, H.E. the Metropolitan of Ioannina Theoklitos, Mr Ioannis Giannidis, Mr Stefanos Vavalidis, Mr Ioannis Panagopoulos, Mr Alexandros Makridis and Mr Alexandros Stavrou.

The Bank’s Certified Auditors: Messrs Emmanouil Pilidis and Epaminondas Giouroukos of the auditing firm Deloitte.

4.              Approval of the remuneration of the Board of Directors of the Bank for the financial year 2010 (pursuant to Article 24, par. 2 of the Companies Act). Determination of the remuneration of the Chairman of the Board, the CEO, the Deputy CEOs and non-executive Directors through to the AGM of 2012. Approval, for the financial year 2010, of the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determination of their remuneration through to the AGM of 2012.

Quorum:	1/5 of total ordinary voting shares
Majority:	50% + 1 of the votes represented (in person or by proxy)

It is proposed that the net remuneration paid in 2010 to the Board members, amounting in total to €1,409K, be approved as per below:

	Board & Committees		Dependent Employment
	Gross pay	Net pay	Gross pay	Net pay
VASSILIOS RAPANOS	54 000.00	34 452.00	369 750.00	232 782.39
APOSTOLOS TAMVAKAKIS	36 000.00	22 968.00	369 750.00	221 030.62
STEFANOS VAVALIDIS	45 000.00	28 710.00	0.00	0.00
IOANNIS GIANNIDIS	27 000.00	17 226.00	53 135.01	33 267.40
H.E. METROPOLITAN OF IOANNINA THEOKLITOS	27 000.00	17 226.00	0.00	0.00
ALEXANDROS STAVROU	9 750.00	6 220.50	0.00	0.00
AVRAAM TRIANTAFYLLIDIS	14 250.00	9 091.50	117 776.86	64 097.20
IOANNIS PANAGOPOULOS	18 000.00	11 484.00	95 088.63	51 119.22
ALEXANDROS MAKRIDIS	18 000.00	11 484.00	0.00	0.00
GEORGIOS ZANIAS	36 000.00	22 968.00	0.00	0.00
VASSILIOS KONSTANTAKOPOULOS	36 000.00	22 968.00	0.00	0.00
ALEXANDRA PAPALEXOPOULOU BENOPOULOU	45 000.00	28 710.00	0.00	0.00
PETROS SABATACAKIS	45 000.00	28 710.00	0.00	0.00
MARIA SKLAVENITOU	22 500.00	14 355.00	0.00	0.00
MARIA FRANGISTA	4 500.00	2 871.00	0.00	0.00
ALEXANDROS TOURKOLIAS	3 000.00	1 914.00	365 624.99	212 207.35
LEONIDAS THEOKLITOS	3 000.00	1 914.00	155 937.60	97 618.57
ANTHIMOS THOMOPOULOS	3 000.00	1 914.00	365 624.99	211 448.69
TOTAL	447 000.00	285 186.00	1 892 688.08	1 123 571.44

Note that, during 2010, the amounts of €18,301.94 and €17,559.94 were paid to the Chairman of the Board and the CEO, respectively, as net remuneration for the year 2009, as approved by the AGM of 21.05.2010.

For 2011, it is proposed that the total budgeted remuneration for Board members be €1,567K. This amount is higher than in the previous year, because the 3 new executive members (appointed by the Extraordinary General Meeting of Shareholders held on 26 November 2010) shall be paid for the whole year.

More specifically, with respect to regular pay, it should be noted that, according to the resolution of the Extraordinary General Meeting of Shareholders held on 14 January 2010, given current conditions and policy more generally, the remuneration of the Chairman of the Board and of the CEO was reduced by 15% (from €30,000 to €25,500 monthly) as compared with the pay of the former Chairman of the Board and CEO. Moreover, pursuant to the same resolution of the said General Meeting the remuneration of all the directors for their participation in Board meetings and Board committees was reduced by 10% (respectively, from €20,000 to €18,000 per annum, and from €10,000 to €9,000, per annum for participation of the directors in each Board Committee, irrespective of the number of sessions and participation in the Board and its Committees).

It is proposed that the resolution of the said Extraordinary General Meeting of Shareholders held on 14 January 2010 continue to apply through to the AGM of 2012 for the Deputy CEOs as well, provided, of course, that in any case the conditions and limits under article 1, par. 3 of Law 3723/2008 are met, for as long as the preference shares of the Hellenic Republic exist, as stipulated in the above provision.

Likewise, it is proposed that the AGM approve the amount of compensation paid to each director for his or her attendance at the Board’s meetings, which amount is proposed, through to the AGM of 2012, to be €18,000 per annum (irrespective of the number of sessions) and additional annual remuneration of €9,000 for each director who participates in the Audit, Strategy, Risk Management, Corporate Governance & Nominations, and Human Resources & Remuneration Committees through to the AGM of 2012 (irrespective of the number of sessions).

5.              Granting of permission for Directors, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals (as per the Companies Act, article 23, par. 1 and article 30, par. 1 of the Bank’s Articles of Association).

Quorum:	1/5 of total ordinary voting shares
Majority:	50% + 1 of the votes represented (in person or by proxy)

It is proposed that the AGM grant permission for the Directors, General Managers, Assistant General Managers and Managers to participate on the Boards of Directors or in the management of NBG Group companies pursuing similar or related business goals.

6.              Announcement of election of a member to the Board of Directors

It is announced that, at its meeting No 1427/2011, the Board of Directors elected Mr. Spyros Theodoropoulos, in replacement of the independent non-executive member of the Board Mr Vassilios Konstantakopoulos, who passed away.

Brief bio

Spyros Theodoropoulos is CEO of Chipita SA. He began his business career in 1976, with a small family business, Recor SA, producing dairy products. In 1981 he became general manager of Aligel, a company importing sweets and ice-creams. In 1986, he became managing director at Interia, an import-export company trading in hazelnut praline products. In the same year, he acquired 50% of the share capital of Chipita, a snack producer, and in 1989 acquired the remaining 50%. In 1990 investment capital was injected into Chipita via Eurohellenic fund (Olayan, De Benedetti, Alpha Finance and Titan) and the production of packaged croissants was launched. In 1994, the company was floated on the Greek stock exchange. Over the course of the following 16 years the company developed many new products and went international, exporting widely. It ran production units in Bulgaria, Romania, Poland, Russia, the US, and Nigeria, while also launching joint ventures in Egypt, Saudi Arabia and Mexico. In 2006 Chipita merged with Delta, thereby creating Vivartia. Then in 2007 Vivartia was acquired by MIG. From 01/09/06 to 15/04/2010 Theodoropoulos served as CEO of Vivartia SA. In the summer of 2010, he joined forces with the Olayan Group, together with other Greek entrepreneurs, and reacquired Chipita. Today he serves on the Board of Titan SA and the Association of Greek Food Producers. In the past he also served as Chairman of the Association of Listed Corporations, Vice-Chairman of the Board of SEV (Hellenic Federation of Enterprises) and Vice-Chairman of Hellenic Exchanges. He holds a degree from the Economics University of Athens and speaks English and Italian. Spyros Theodoropoulos is 53 years old, married to Lucy Tsolou and has four sons.

7.              Election of members to the Audit Committee

Quorum:	1/5 of total ordinary voting shares
Majority:	50% + 1 of the votes represented (in person or by proxy)

Pursuant to the proposal by the Corporate Governance and Nominations Committee, it is proposed that the AGM re-elect the following as members of the NBG Board’s Audit, to serve through to the 2012 AGM: Mr Petros Sabatacakis, Ms Alexandra Papalexopoulou, Mr Stefanos Vavalidis, Mr Georgios Zanias, and Ms Maria Frangista (who had been elected to the Audit Committee by the Board on 23 March 2011).

8.              Election of regular and substitute Certified Auditors for the purposes of the audit of the Financial Statements of the Bank and the Consolidated Financial Statements of the Group for the year 2011, and determination of their remuneration.

Quorum:	1/5 of total ordinary voting shares
Majority:	50% + 1 of the votes represented (in person or by proxy)

The Board of Directors shall propose the appointment of Messrs Emmanouil Pilidis and Epaminondas Giouroukos of Deloitte Hadjipavlou, Sofianos & Cambanis SA as regular and substitute certified auditor, respectively. It is proposed that their remuneration for the annual audit for the year 2011 be €600,000.

9.              Various announcements and approvals.

ANNEX 1

HOW SHAREHOLDERS CAN EXERCISE THEIR VOTING RIGHTS

Pursuant to articles 26, par. 2b and 28a of the Companies Act 2190/1920, as amended and supplemented, respectively, by articles 3 and 5 of Law 3884/2010, the Bank notifies its shareholders of the following:

RIGHT TO PARTICIPATE IN THE GENERAL MEETING

Any party appearing as a shareholder (holder of ordinary registered NBG shares) in the records of the Dematerialized Shares System managed by Hellenic Exchanges S.A. (HELEX) [former Central Securities Depository (CSD)], where the Bank’s securities are held, as below, is entitled to participate in the General Meeting. Every ordinary share is entitled to one vote. Under Law 3723/2008, the preference shares in the Bank grant to the representative of their holder (the Hellenic Republic) the right to attend the Meeting as specified in article 1, Law 3723/2008. As evidence of shareholder status, every shareholder should submit to the Bank a relevant HELEX certificate in writing, on the third day before the date of the General Meeting at the latest. Shareholders that are legal entities must also, in accordance with the law, submit their legalisation documents to the Bank by the same deadline, unless they have already supplied them to an NBG Unit, in which case they need only specify in their proxy the NBG Unit where their documents are held. Alternatively, shareholder status may be confirmed by NBG through direct electronic access to the records of the DSS hereinabove.

Specifically, shareholder status should be on record at 18 June 2011 (Record Date), i.e. upon commencement of the 5th day prior to the General Meeting of 23 June 2011, and the relevant certificate in writing or electronic confirmation with regard to shareholder status should be submitted to the Bank by 20 June 2011 at the latest, i.e. the 3rd day prior to the General Meeting. The Bank acknowledges that the right to participate and vote in the General Meeting exists in parties that have shareholder status at the Record Date. In the event of non-compliance with the provisions of article 28a, Companies Act 2190/1920, the said shareholder can participate in the General Meeting only with the approval of the said Meeting.

The exercise of the said rights does not require that the beneficiary’s shares are blocked or that any other similar procedure is observed that limits the ability to sell or transfer them during the period intervening between the Record Date and the General Meeting.

HOW TO VOTE BY PROXY

The shareholder participates in the General Meeting and votes either in person or by proxy. Every shareholder may appoint up to 3 proxies. Legal entities may participate in the General Meeting by appointing up to 3 natural persons as their proxies.

Note that if the shareholder holds NBG shares in more than one securities account, the said limit does not prevent the shareholder from appointing different proxies for each group of shares held in each securities account to attend the General Meeting.

Any proxy acting on behalf of more than one shareholder may cast a different vote for each shareholder. Shareholders’ proxies are under obligation to disclose to the Bank, prior to the commencement of the General Meeting, any specific fact that may be of relevance for shareholders to assess the risk that the proxy may be serving interests other than those of the shareholder he represents. According to the sense intended herein, a conflict of interests may arise in particular when the proxy:

 a) is a shareholder who controls the Bank or is any other legal person or entity controlled by such shareholder;

 b) is a member of the Bank’s Board or management in general or of a shareholder who controls the Bank or of any other legal person or entity controlled by such shareholder;

 c) is an employee or certified auditor of the Bank or of a shareholder who controls the Bank or of any other legal person or entity controlled by such shareholder;

 d) is the spouse or first-degree relative of any of the natural persons stated in cases (a) to (c) hereinabove;

The appointment or revocation of the shareholder’s proxy shall be carried out in writing and announced to the Bank in writing, at least 3 days prior to the date of the General Meeting.

The official form for the appointment of a proxy shall be available via the Bank’s website (www.nbg.gr) for shareholders to download. This form should be filled out, signed and submitted by the shareholder to the Bank’s Shareholders’ Department (93 Aiolou, Athens, ground floor) or to the Central Branch or Network Branches or sent to the following fax numbers: +30 2103343404, 2103343406, 2103343410 at least 3 days prior to the General Meeting. The beneficiary should ensure that the said form has been successfully transmitted and received by the Bank, by calling any of the following telephone numbers and requesting confirmation: +30 2103343426, 2103343415, 2103343421, 2103343425, 2103343417, 2103343419.

The Bank’s Articles of Association do not provide for participation in the General Meeting by electronic means without the physical presence of the shareholders at the place where it is held, or the ability on the part of the shareholders to participate in the voting process from a distance.

ANNEX 2

BALLOT PAPER OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF NBG

23 JUNE 2011

(and of any adjourned or postponed meetings thereof)

	PLEASE NOTE: IF YOU APPROVE THE ITEMS BELOW, SIMPLY DELIVER THE BALLOT PAPER UNMARKED	NO	Abstain
ITEM 1:	Submission for approval of the Board of Directors’ and the Auditors’ Reports on the annual financial statements for the financial year 2010 (01.01.2010 – 31.12.2010).

ITEM 2:	Submission for approval of the Annual Financial Statements of the Bank for the financial year 2010 (01.01.2010 – 31.12.2010). Appropriation of profit.

ITEM 3:

Discharge of the members of the Board of Directors and the Auditors of the Bank from any liability for indemnity regarding the Annual Financial Statements and management for the year 2010 (01.01 – 31.12.2010)

ITEM 4:

Approval of the remuneration of the Board of Directors of the Bank for the financial year 2010 (pursuant to Article 24, par. 2 of the Companies Act). Determination of the remuneration of the Chairman of the Board, the CEO, the Deputy CEOs and non-executive Directors through to the AGM of 2012. Approval, for the financial year 2010, of the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determination of their remuneration through to the AGM of 2012.

ITEM 5:

Granting of permission for Directors, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals (as per the Companies Act, article 23, par. 1 and article 30, par. 1 of the Bank’s Articles of Association.

ITEM 6:	Announcement of election of a member to the Board of Directors.

ITEM 7:	Election of members to the Audit Committee.

ITEM 8:

Election of regular and substitute Certified Auditors for the purposes of the audit of the Financial Statements of the Bank and the Consolidated Financial Statements of the Group for the year 2011, and determination of their remuneration.

ITEM 9:	Various announcements and approvals.

NATIONAL BANK OF GREECE

Number of shares and voting rights

In line with the provisions of article 27.3(b) of the Companies Act 2190/1920, as amended, National Bank of Greece hereby discloses the total number of shares and voting rights existing as at 26 May 2011, the date of the invitation to shareholders to attend the Bank’s forthcoming Annual General Meeting:

•                  956,090,482 ordinary registered shares with the right to vote at the General Meeting;

•                  25,000,000 redeemable non-voting non-cumulative preference shares, as specified in article 4.2.xlvii of the Bank’s Articles of Association, without the right to vote at the General Meeting;

•                  70,000,000 redeemable preference shares under Law 3723/2008 held by the Hellenic Republic, as stated in article 4.2.xlix of the Bank’s Articles of Association, but with the rights provided under Law 3723/2008 to the representative of the Hellenic Republic.

DECLARATION – AUTHORISATION FOR PARTICIPATION IN THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF NATIONAL BANK OF GREECE TO BE HELD ON 23/6/2011, AND ANY REPEAT MEETINGS THEREOF To National Bank of Greece S.A. Shareholders Services 93 Aiolou St., Athens, 10232 SHAREHOLDER’S PARTICULARS NATURAL PERSON LEGAL ENTITY Surname : Name : First name : Representative: Father’s name : Authorized Contact: Evidence of ID : ID card Passport ID card/Passport No.: Registered Office: Telephone No.: Telephone No.: INVESTOR’S ACCOUNT: INVESTOR’S ACCOUNT: Share Number of shares ISIN: GRS003013000 NATIONAL BANK OF GREECE S.A. AUTHORISATION I, the undersigned Shareholder, solemnly declare that I am a shareholder of the Bank on the Record Date (as stated in the Invitation to the General Meeting) and intend to participate in the above General Meeting. Furthermore, I hereby appoint Mr/Mrs/Ms: to be my proxy, granting authority (jointly or to each one separately) to represent me in the Annual General Meeting of Shareholders of National Bank of Greece to be held on 23/6/2011 and any repeat meetings thereof, declaring in advance that I approve of any action taken by him/her in respect thereof. I further authorise my proxy to appoint another proxy to act for him/her in the event of impediment. It is hereby certified* that the shareholder’s signature Date appears genuine The Shareholder (*by the Greek consulate authorities or any NBG branch) (Shareholder’s signature) Note for Natural Persons: If no proxy is declared, it shall be understood that you will participate in person at the General Meeting. You are requested to fill in, sign and send this form to the Bank’s Shareholders Service (93 Aiolou St., Athens, ground floor) or to the Head Office or any branch of the Bank, or by fax to: +30 2103343404, +30 2103343406, +30 2103343410 by Monday, 20/6/2011, at the latest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 1st June, 2011

Chief Executive Officer

2